WEALTH MINERALS LTD.

TO:

The United States Securities and Exchange Commission (“SEC”)

RE:

Wealth Minerals Ltd. Form 20F for the fiscal year ended November 30, 2006 (the “2006 20F”) and SEC Comment Letter dated November 26, 2007.

WEALTH MINERALS LTD. (the “Company”) hereby acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosures in the 2006 20F;

2.

SEC staff comments or changes to disclosures in response to SEC staff comments do not foreclose the SEC from talking any action with respect to the 2006 20F; and

3.

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated at Vancouver, British Columbia this 31st day of December, 2007.

WEALTH MINERALS LTD.

Per:

(signed) Lawrence W. Talbot

Lawrence W. Talbot,

Vice-President & General Counsel